Angela Collette

Attorney and Counselor at Law

Licensed in Kentucky, Michigan and New York

28329 Utica Road, Roseville, Michigan 48066

(321) 507-7836

      July 23, 2013

Jennifer Lopez

United States Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549-5546

RE:

 Kopjaggers, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 25, 2013

File No. 333-187952

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed April 11, 2013

File No. 000-54307

Dear Mrs. Lopez:

On behalf of Kopjaggers, Inc., please accept the Company’s responses to your comments, as provided below.

General

1. Please revise your disclosure to clarify that this registration statement relates to the resale of shares. In this regard, we note your disclosure on page 15 that “[t]his prospectus relates to the resale of 25,500 issued and outstanding shares.” In light of this, please eliminate your disclosure on page 15 that the “shares will be offered and sold by [your] officer,” and that “[t]his is the initial offering of securities by the Registrant” in footnote 1 of the “Calculation of Registration Fee” table.

RESPONSE TO COMMENT 1: We have deleted the statement on page 15 that the “shares will be offered and sold by our officer.”

We have also deleted the statement that this is the initial offering of securities by the Registrant in what was formerly footnote 1 of the “Calculation of Registration Fee” table.

Plan of Distribution, page 17

2. We note your statement on page 18 that “[a]ny shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act, as amended, may be sold under Rule 144 rather than pursuant to this prospectus.” As a shell company, the availability of Rule 144 to your shareholders is limited. See Rule 144(i) under the Securities Act of 1933, as amended. Please revise your disclosure accordingly.

RESPONSE TO COMMENT 2: In our Plan of Distribution on page 18, we have revised our statement to disclose that as a shell company, the availability of Rule 144 to our shareholders is limited.

Certain Relationships and Related Transactions, page 29

3. Please tell us why you have excluded from your disclosure in this section the notes-payable related party transaction referenced in Note 4 of page 46 or if these are the same transactions, please tell us why the amounts differ. Please see Item 404(a)(1) of Regulation S-K.

RESPONSE TO COMMENT 3: We have revised our disclosure in this section.  The related transaction amount is the same as the notes-payable related party transaction referenced in Note 4 of page 46 and disclosed on the face of the balance sheet.

Incorporation of Certain Information by reference, page 30

4. Please note that due to your shell company status you are not eligible to incorporate by reference. Refer to General Instruction VII of Form S-1. Please revise your disclosure accordingly.

RESPONSE TO COMMENT 4:  Because we are a shell company, we have revised our disclosure and have not incorporated any information by reference, to-wit: we have  included as an exhibit our Annual Report on Form 10-K for the year ended December 31, 2012, as filed by us with the SEC on April 11, 2013;

Financial Statements

Notes to the Financial Statements, page 43

5. We note your response to comment 14 in our letter dated May 15, 2013 that you issued 500,000 common shares of stock to Kopjaggers, LLC as payment for its consulting services. Please revise your disclosure to ensure consistency throughout your filing. In this regard, we note your disclosure in Notes 3 and 4 to the financial statements that the 500,000 shares were issued in exchange for cash.

RESPONSE TO COMMENT 5: We apologize for the response in error to comment 14 in your letter dated May 15, 2013.  The disclosure in Notes 3 and 4 to the financial statements are correct;  500,000 common shares were issued in 2010 in exchange for $200 cash.

Signatures

6. We note your response to comments 15 and 16 in our letter dated May 15, 2013. Please note that Instruction 1 of the “Signatures” section of Form S-1 requires the signature of the majority of the board of directors. Please include Mr. Eggermont’s title as Director in the signature page.

RESPONSE TO COMMENT 6: We have revised our statement to include Mr. Castillo Eggermont’s title as Director in the signature page.

Exhibit 5.1 – Legal Opinion of Angela Collette

7. We note that counsel consents to the reference to counsel in the registration statement under the heading “Legal Matters.” However, no such heading exists in the registration statement. Please have counsel revise the opinion to consent to the proper reference to counsel under the heading “Interest of Named Experts and Counsel.”

RESPONSE TO COMMENT 7: Counsel has revised the opinion to consent to the proper reference to counsel under the heading “Interest of Named Experts and Legal Counsel.”

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

8. Please file the consent of your auditor for the year ended December 31, 2011 as it relates to the financial statements included in his report.

RESPONSE TO COMMENT 8: We have accordingly filed the consent of our auditor for the year ended December 31, 2011 as it relates to the financial statements included in his report.

Annual Report on Form 10-K for the Fiscal Year ended December 31, 2012, filed on April 11, 2013

9. We note that you did not include the audit opinion for the financial statements for the year ended December 31, 2011 in your Annual Report on Form 10-K for the fiscal year ended December 31, 2012. Please revise your annual report to include such report or tell us why you believe doing so is not required. Refer to Items 2-02 and 8-02 of Regulation S-X.

RESPONSE TO COMMENT 9:  We have accordingly revised our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 to include the audit opinion for the financial statements for the year ended December 31, 2011.

Thank you for your assistance with this filing. I may be reached at any time at (321) 507-7836.

Sincerely,

//Angela Collette

Angela Collette

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